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SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Santa Fe Gold Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

054774 10 4
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054774 10 4	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHRISTIAN MUSTAD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NORWEGIAN
NUMBER OF SHARES	5	SOLE VOTING POWER 5,195,000*
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER NONE*
EACH REPORTING	7	SOLE DISPOSITIVE POWER 5,195,000*
PERSON WITH	8	SHARED DISPOSITIVE POWER NONE*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,195,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.70%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN-INDIVIDUAL

*See Item 4 (a) below

This is Amendment No. 1 to Schedule 13G that was filed with the United States Securities Exchange Commission on May 20, 2005.

Item 1. (a)	Name of Issuer

Santa Fe Gold Corporation

Item 1. (b)	Address of Issuer’s Principal Executive Offices

1128 Pennsylvania NE, Suite 200
Albuquerque, NM 87110
United States of America

Item 2. (a)	Name of Person Filing

Christian Mustad

Item 2. (b)	Address of Principal Business Office or, if None, Residence

6 Rue de L’Industrie, 1630 Bulle
Switzerland

Item 2. (c)	Citizenship

Norwegian

Item 2. (d)	Title of Class of Securities

Common Stock

Item 2. (e)	CUSIP Number

054774 10 4

Item 3.

Not applicable.

Item 4.	Ownership

The securities reported herein are beneficially owned by Christian Mustad (the “Filing Person”).  Such securities may also be deemed to be beneficially owned by Sulane Holdings Limited (“Sulane”) for purposes of Rule 13d-3 under the Act, although Sulane has advised that it disclaims such ownership.

The filing of this Schedule 13G by the Filing Person should not be construed as an admission that the Filing Person and Sulane are, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any securities owned by the other.

The Filing Person and Sulane believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the securities held by any of them.

On December 21, 2007, Santa Fe Gold Corporation (the "Company") executed a Warrant (the "Warrant") authorizing Sulane to purchase up to a total of 175,000 shares of common stock, $0.002 par value per share (the "Common Stock"), of the Company at an exercise price equal to $1.00 per share (as adjusted from time to time as provided in the Warrant), at any time and from time to time from and after July 1, 2010 and through and including December 31, 2014.  On December 21, 2007, the Company issued a Convertible Debenture (the "Debenture") authorizing Sulane to receive up to 350,000 shares of Common Stock of the Company at a conversion price equal to $1.00 per share (as adjusted from time to time as provided in the Debenture).

On January 15, 2008, the Company executed a Warrant authorizing Sulane to purchase up to a total of 750,000 shares of Common Stock of the Company at an exercise price equal to $1.00 per share (as adjusted from time to time as provided in the Warrant), at any time and from time to time from and after July 1, 2010 and through and including December 31, 2014.  On January 15, 2008, the Company issued a Debenture authorizing Sulane to receive up to 1,500,000 shares of Common Stock of the Company at a conversion price equal to $1.00 per share (as adjusted from time to time as provided in the Debenture).

As of the date of the filing of this SC 13G/A, the Filing Person owned 5,195,000 shares or 6.70% of the outstanding Common Stock of the Company; and Sulane beneficially owned 2,775,000 shares or 3.58% of the Company’s Common Stock.

(a)	Amount beneficially owned: 5,195,000 Shares of Common Stock.

(b)	Percent of class:

See Row 11 of each of the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of each of the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of each of the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition:

See Row 7 of each of the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition:

See Row 8 of each of the attached cover pages.

Item 5.    Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.    Identification and Classification of Members of the Group

See Exhibit A.

Item 9.    Notice of Dissolution of Group

Not applicable.

Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2008

By:	/s/ Christian Mustad
	Name:	Christian Mustad

EXHIBIT A

Identity of each member of the group*

Sulane Holdings Limited- Corporation incorporated in the British Virgin Islands

Christian Mustad

*The Filing Person disclaims membership in a group.